Exhibit 11

POTASH CORPORATION OF SASKATCHEWAN INC.

COMPUTATION OF PER SHARE EARNINGS

FOR THE YEARS ENDED DECEMBER 31

	2011	2010
A Net income as reported ($ millions)	3,081	1,775
B Basic weighted average number of shares outstanding	855,677,000	886,371,000
C Net additional shares issuable for diluted earnings per share calculation	20,960,000	24,722,000

IFRS
Basic earnings per share (A/B)	3.60	2.00
Diluted earnings per share (A/(B+C))	3.51	1.95